Exhibit 99.1

press release

ArcelorMittal Enters into Repurchase Agreements with Certain Holders of its Mandatorily Convertible Subordinated Notes
THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF OFFERS TO SELL ANY SECURITIES.
13 December 2021, 23:10 CET
ArcelorMittal (the ‘Company’ or ‘ArcelorMittal’) announced today that it has entered into separate, privately negotiated repurchase transactions with a limited number of holders of the Company’s 5.50% Mandatorily Convertible Subordinated Notes due 2023 (the ‘Notes’).

Pursuant to the transactions, the Company will repurchase approximately $395 million in aggregate principal amount of the Notes. The aggregate repurchase price payable by the Company will be based on the daily volume-weighted average price of the Company’s ordinary shares during a price determination period following execution of the repurchase agreements. The Company anticipates that holders of the outstanding Notes that it is repurchasing may unwind related hedge positions by buying ordinary shares of the Company during the price determination period.

Following completion (subject to customary conditions) of the repurchases, approximately $608 million aggregate principal amount of the Notes will remain outstanding. The Company will issue a press release following the end of the price determination period to announce the aggregate repurchase price for the aggregate principal amount of Notes repurchased.

This transaction is a further step in the Company’s ongoing capital return program.

Citigroup Global Markets Inc. is acting as the exclusive agent in connection with the transaction.

ENDS

About ArcelorMittal

ArcelorMittal is the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding the expected closing of the repurchases and of potential market activity by holders whose Notes are being repurchased, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact information ArcelorMittal Investor Relations

General	+44 207 543 1128
Retail	+44 203 214 2893
SRI	+44 203 214 2801
Bonds/Credit	+33 1 71 92 1026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel	+44 203 214 2419
E-mail:	press@arcelormittal.com